UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

19 October 2018

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

16 October 2018

Diageo launches and prices three-tranche €2 billion of fixed rate Euro denominated bonds

Diageo, a global leader in beverage alcohol, has launched and priced €2 billion of fixed rate Euro denominated bonds under its European Debt Issuance Programme. The issuer of the bonds will be Diageo Finance plc, with payment of principal and interest fully guaranteed by Diageo plc.

The issue consists of €900 million bonds due October 2021 with a coupon of 0.250%; €600 million bonds due April 2025 with a coupon of 1.000%; and €500 million bonds due October 2027 with a coupon of 1.500%. Proceeds from this issuance will be used for general corporate purposes.

Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, HSBC Bank plc, Morgan Stanley & Co. International plc and NatWest Markets Plc are joint book-running managers.

This announcement is for information purposes only and does not constitute a prospectus or offering memorandum or an offer to acquire any securities and is not intended to provide the basis for any credit or any other third party evaluation of the securities (the "Securities") or the transaction (the "Transaction") and should not be considered as a recommendation that any investor should subscribe for or purchase any of the Securities. Neither this announcement nor any other documentation or information (or any part thereof) delivered or supplied under or in relation to the Transaction or the Securities shall be deemed to constitute an offer of or an invitation to purchase or subscribe the Securities. This announcement does not constitute an offer to sell, exchange or transfer any securities and is not soliciting an offer to purchase, exchange or transfer any securities in any jurisdiction where such offer, sale, exchange or transfer is not permitted or is unlawful.

Any investor who acquires the Securities must rely solely on the final prospectus and Final Terms published by Diageo plc ("the Company") in connection with the Transaction, on the basis of which alone, purchases of or subscription for the Securities may be made.

The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and no securities shall be offered or sold in the United States or to U.S. persons (as those terms are defined in Regulation S under the Securities Act) unless an exemption from the registration requirements of the Securities Act is available.

Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

For further information please contact:
Investor Relations: Andrew Ryan                                           +44 (0) 20 8978 6504
                                                                                                      investor.relations@diageo.com

Media Relations: Jessica Rouleau                                           +44 (0) 20 8978 1286
                                                                                                      press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 19 October 2018

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary